

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2019

Brian Wendling
Senior Vice President, Controller and Principal Financial Officer
GCI, LLC
12300 Liberty Boulevard
Englewood, CO 80112

> **Re: GCI, LLC**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 000-05890**

Dear Mr. Wendling:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology